Filed by American Home Mortgage Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
  and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

                  Subject Company: Apex Mortgage Capital, Inc.
                          Commission File No: 001-13637



                                   [AHMH Logo]

FOR IMMEDIATE RELEASE


              American Home Mortgage Hires Account Executives And
                      Production Staff Formerly Employed By
                            Capitol Commerce Mortgage

                  - Significantly Expands Wholesale Operation -

MELVILLE, NY (September 10, 2003) - American Home Mortgage, Inc. (NASDAQ: AHMH), today announced it has hired approximately 325 employees that formerly worked at Capitol Commerce Mortgage of Sacramento, California. The newly hired staff all of who are dedicated to wholesale, or mortgage broker originations, includes thirteen production center managers.

The new employees, who were displaced when Capitol Commerce ceased operations in late August 2003, considered several lenders before deciding as a group to join American Home. The new employees will become the Western region of American Home's wholesale channel, which conducts business and trades as American Brokers Conduit. They will operate from fifteen branches, primarily in California and other Western states.

As a wholesale operation, the newly hired staff is expected to significantly add to American Home's 2004 loan production, but at lower gross and net margins than American Home's retail loan production businesses. In connection with the newly hired staff, American Home is appointing Al Crisanty, Senior Vice President, Wholesale Originations. Mr. Crisanty formerly managed sales for the hired group and will report to Donald Henig, Executive Vice President, Alternative Channels Division, at American Home.

Michael Strauss, Chairman and Chief Executive of American Home commented on the new hires: "The new group consists of some of the most successful and capable sales and operations management in the wholesale mortgage origination business. American Home is fortunate to be able to welcome these skilled professionals onto our team. The group will enable our company to significantly increase our wholesale originations and realize our goal of supplementing our strong retail channel with an equally strong wholesale operation. This will allow us to spread our core costs over a greater loan volume, and consequently, the new group is projected to keep us on the right side of operating leverage even as U.S. loan production contracts." Mr. Strauss concluded, "I would also like to welcome Al Crisanty to American Home and commend him for keeping the group together even as they were left without work on short notice when their previous employer ceased operations."




ABOUT AMERICAN HOME MORTGAGE

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 211 loan production offices located in 37 states, MortgageSelect, a leading online mortgage lender, three mortgage broker support centers and a loan servicing center. For additional information, please visit the Company's Web site at WWW.AMERICANHM.COM.

                                       ###

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, and projections of financial results, may be deemed to be a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company's actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in the Company's operating results; the Company's potential need for additional capital, the direction of interest rates and their subsequent effect on the Company's business, federal and state regulation of mortgage banking; the Company's competition; the Company's ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by the Company with the Securities and Exchange Commission, including those risks and uncertainties contained under the heading "Risk Factors" in the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.


AMERICAN HOME MORTGAGE CONTACT:

Ogilvy Public Relations Worldwide
John D. Lovallo
212-880-5216
JOHN.LOVALLO@OGILVYPR.COM


                                Proxy Information


American Home Mortgage Holdings, Inc. ("American Home"), American Home Mortgage Investment Corp. ("AHM Investment Corp."), and Apex Mortgage Capital, Inc. ("Apex") have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). In addition, American Home, AHM Investment Corp. and Apex will prepare and file a definitive joint proxy statement/prospectus with the SEC. Investors are urged to carefully read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents regarding the proposed transactions filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, NY 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900. You may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Los Angeles, California 90017, Attention: Investor Relations, or by telephone at (213) 244-0000.


                          Participants in Solicitation

American Home, AHM Investment Corp. and Apex, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of American Home and Apex in connection with the merger. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home's 2003 annual meeting of stockholders. Information about the directors and executive officers of Apex and their ownership of Apex stock is set forth in the proxy statement for Apex's 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC.